UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013
___________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3ASR (Registration Number: 333-187531) and Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Arcos Dorados Holdings Inc. Unaudited Condensed Consolidated Financial Statements as of March 31, 2013 and December 31, 2012 and for the three-month periods ended March 31, 2013 and 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 30, 2013

Item 1

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements
As of March 31, 2013 and December 31, 2012 and for the three-month periods ended
March 31, 2013 and 2012 (Unaudited)

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2013	2012
REVENUES
Sales by Company-operated restaurants	$934,063	$882,839
Revenues from franchised restaurants	42,847	38,759
Total revenues	976,910	921,598

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(331,247)	(304,660)
Payroll and employee benefits	(200,408)	(187,303)
Occupancy and other operating expenses	(262,462)	(236,999)
Royalty fees	(46,442)	(43,993)
Franchised restaurants – occupancy expenses	(15,708)	(14,104)
General and administrative expenses	(80,333)	(77,629)
Other operating expenses, net	(3,093)	(1,694)
Total operating costs and expenses	(939,693)	(866,382)
Operating income	37,217	55,216
Net interest expense	(14,965)	(11,979)
Gain (loss) from derivative instruments	231	(1,163)
Foreign currency exchange results	(22,912)	(3,887)
Other non-operating expenses, net	(316)	(553)
(Loss) income before income taxes	(745)	37,634
Income tax expense	(5,852)	(12,146)
Net (loss) income	(6,597)	25,488
Less: Net income attributable to non-controlling interests	(5)	(93)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(6,602)	$25,395

Earnings per share information:
Basic net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.03)	$0.12
Diluted net (loss) income per common share attributable to Arcos Dorados Holdings Inc.	$(0.03)	$0.12

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars

	2013	2012

Net (loss) income	$(6,597)	$25,488

Other comprehensive income (loss), net of tax:
Foreign currency translation (net of $nil of income taxes)	7,755	22,291
Unrecognized prior service cost of post-employment benefits (net of $34 of income taxes for the three-month period ended March 31, 2013)	67	-
Unrealized results on cash flow hedges:
Unrealized net gains (losses) on cash flow hedges (net of $nil of income taxes)	191	(622)
(Less) Plus: reclassification adjustment for net (gains) losses included in net income (net of $nil of income taxes)	(931)	248
Unrealized results on cash flow hedges	(740)	(374)
Total other comprehensive income	7,082	21,917
Comprehensive income	485	47,405
Plus (Less): Comprehensive expense (income) attributable to non-controlling interests	23	(141)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$508	$47,264

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheets
As of March 31, 2013 and December 31, 2012
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of March 31, 2013 (Unaudited)	As of December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$145,000	$184,851
Accounts and notes receivable, net	99,576	105,019
Other receivables	123,276	131,747
Inventories	54,614	54,824
Prepaid expenses and other current assets	109,804	101,148
Derivative instruments	1,601	1,731
Deferred income taxes	19,113	22,178
Total current assets	552,984	601,498

Non-current assets
Miscellaneous	64,379	59,304
Collateral deposits	5,325	5,325
Property and equipment, net	1,192,180	1,176,350
Net intangible assets and goodwill	65,921	67,271
Deferred income taxes	135,903	133,708
McDonald’s Corporation’s indemnification for contingencies	5,791	5,707
Total non-current assets	1,469,499	1,447,665
Total assets	$2,022,483	$2,049,163
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$216,844	$244,365
Royalties payable to McDonald’s Corporation	27,305	29,278
Income taxes payable	20,841	21,051
Other taxes payable	97,488	104,662
Accrued payroll and other liabilities	190,120	150,690
Provision for contingencies	103	507
Interest payable	19,082	21,567
Short-term debt	22,049	568
Current portion of long-term debt	1,984	1,634
Derivative instruments	978	3,952
Total current liabilities	596,794	578,274

Non-current liabilities
Accrued payroll and other liabilities	38,515	40,115
Provision for contingencies	20,054	20,092
Long-term debt, excluding current portion	653,835	649,968
Derivative instruments	5,690	5,397
Deferred income taxes	7,764	9,007
Total non-current liabilities	725,858	724,579
Total liabilities	1,322,652	1,302,853
Equity
Class A shares - no par value common stock; 420,000,000 shares authorized; 129,529,412 shares issued and outstanding	351,654	351,654
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding	132,915	132,915
Additional paid-in capital	21,998	18,634
Retained earnings	343,831	400,761
Accumulated other comprehensive loss	(151,711)	(158,821)
Total Arcos Dorados Holdings Inc. shareholders’ equity	698,687	745,143
Non-controlling interests in subsidiaries	1,144	1,167
Total equity	699,831	746,310
Total liabilities and equity	$2,022,483	$2,049,163

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars

	2013	2012
Operating activities
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(6,602)	$25,395
Adjustments to reconcile net (loss) income attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	29,121	20,129
Others, net	25,682	5,311
Changes in assets and liabilities	(62,373)	(43,301)
Net cash (used in) provided by operating activities	(14,172)	7,534

Investing activities
Property and equipment expenditures	(36,967)	(40,553)
Loans to related parties	(1,000)	-
Other investment activities	(1,198)	132
Net cash used in investing activities	(39,165)	(40,421)

Financing activities
Net short-term borrowings	21,646	910
Other financing activities	(1,130)	(1,622)
Net cash provided by (used in) financing activities	20,516	(712)
Effect of exchange rate changes on cash and cash equivalents	(7,030)	1,550
Decrease in cash and cash equivalents	(39,851)	(32,049)
Cash and cash equivalents at the beginning of the year	184,851	176,301
Cash and cash equivalents at the end of the period	$145,000	$144,252

Supplemental cash flow information:
Cash paid during the period for:
Interest	$16,787	$17,334
Income tax	5,597	2,200

Non-cash transactions:
Dividend declared pending of payment	50,036	-

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Statement of Changes in Equity
For the three-month period ended March 31, 2013 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss		Non-controlling interests
	Number	Amount	Number	Amount				Total		Total

Balances at beginning of fiscal year	129,529,412	351,654	80,000,000	132,915	18,634	400,761	(158,821)	745,143	1,167	746,310
Net loss for the period (unaudited)	-	-	-	-	-	(6,602)	-	(6,602)	5	(6,597)
Other comprehensive income (unaudited)	-	-	-	-	-	-	7,110	7,110	(28)	7,082
Dividends to Arcos Dorados Holdings Inc.’s shareholders (unaudited)	-	-	-	-	-	(50,036)	-	(50,036)	-	(50,036)
Stock-based compensation related to the 2011 Equity Incentive Plan (unaudited)	-	-	-	-	3,364	-	-	3,364	-	3,364
Dividends on restricted share units under the 2011 Equity Incentive Plan (unaudited)	-	-	-	-	-	(292)	-	(292)	-	(292)

Balances at end of period (unaudited)	129,529,412	351,654	80,000,000	132,915	21,998	343,831	(151,711)	698,687	1,144	699,831

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Statement of Changes in Equity
For the three-month period ended March 31, 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss		Non-controlling interests
	Number	Amount	Number	Amount				Total		Total

Balances at beginning of fiscal year	129,529,412	351,654	80,000,000	132,915	5,734	336,707	(148,389)	678,621	1,008	679,629
Net income for the period (unaudited)	-	-	-	-	-	25,395	-	25,395	93	25,488
Other comprehensive income (unaudited)	-	-	-	-	-	-	21,869	21,869	48	21,917
Stock-based compensation related to the 2011 Equity Incentive Plan (unaudited)	-	-	-	-	2,860	-	-	2,860	-	2,860

Balances at end of period (unaudited)	129,529,412	351,654	80,000,000	132,915	8,594	362,102	(126,520)	728,745	1,149	729,894

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company was incorporated on December 9, 2010 in connection with the reorganization made for purposes of the offering and listing of the Company’s shares on the New York Stock Exchange. The reorganization involved the creation of Arcos Dorados Holdings Inc. as a wholly-owned subsidiary of Arcos Dorados Limited and a subsequent downstream merger, being Arcos Dorados Holdings Inc. the surviving entity. Following the merger, Arcos Dorados Holdings Inc. replaced Arcos Dorados Limited in the corporate structure. The reorganization was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest and the consolidated financial statements reflect the historical consolidated operations of Arcos Dorados Limited as if the reorganization structure had existed since it was incorporated in July 2006. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2012.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements. Operating results for the three-month period ended March 31, 2013 are not necessarily indicative of results that may be expected for any future periods.

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of other comprehensive income within shareholders’ equity.

See Note 13 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. See Note 8 for details.

Recent accounting pronouncements

In February 2013, the FASB issued ASU 2013-02 which provides new guidance on the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The Company adopted this new guidance on January 1, 2013. As a result of such adoption, the Company provides the additional information in Note 10.

No other new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

4.	Short-term debt

Short-term debt consists of the following:

	As of March 31, 2013 (Unaudited)	As of December 31, 2012

Bank overdrafts (i)	$10,961	$480
Revolving Credit Facility (ii)	11,000	-
Other short-term loans	88	88
	$22,049	$568

4.	Short-term debt (continued)

(i) Mainly comprised of two overdraft granted by Banco Francés and Banco Itaú in Argentina totaling 100.0 million of Argentine Pesos, of which 52.4 million (equivalent to $10,225 at period end exchange rate) have been used at March 31, 2013. These overdrafts matured in April 2013 and accrued interest at a weighted-average annual rate of 17.2%.

(ii) Revolving Credit Facility

On August 3, 2011, ADBV entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million with a maturity date one year from the date of closing thereof. On August 3, 2012, ADBV renewed the revolving credit facility for an additional one-year period. The obligations of ADBV under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. This revolving credit facility will permit the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Each loan made to ADBV under the revolving credit facility will bear interest at an annual rate equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) permit the consolidated net indebtedness to EBITDA ratio to be greater than 2.50 to 1 on the last day of any fiscal quarter of the borrower; and (vii) engage in transactions that violate certain anti-terrorism laws. The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

On March 26, 2013 the Company borrowed $11,000 under the revolving credit facility. See Note 14 for details of an additional borrowing amounting to $21,000.

5.	Long-term debt

Long-term debt consists of the following:

	As of March 31, 2013 (Unaudited)	As of December 31, 2012

2019 Notes	$306,864	$306,798
2016 Notes	336,565	331,859
Capital lease obligations	8,789	9,121
Other long-term borrowings	3,601	3,824
Total	655,819	651,602
Current portion of long-term debt	1,984	1,634
Long-term debt, excluding current portion	$653,835	$649,968

2019 Notes

In October 2009, ADBV issued senior notes for an aggregate principal amount of $450,000 at a price of 99.136% (the “2019 Notes”). The 2019 Notes mature on October 1, 2019 and bear interest of 7.5% per year. Periodic payments of principal are not required under the 2019 Notes. Interest is paid semi-annually.

On July 18, 2011 the Company redeemed 31.42% or $141,400 of the outstanding principal amount of its 2019 Notes at a redemption price of 107.5% plus accrued and unpaid interest.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

2019 Notes (continued)

Interest expense related to the 2019 Notes was $5,786 for each of the three-month periods ended March 31, 2013 and 2012. Amortization of deferred financing costs related to the 2019 Notes amounted to $152 and $153 for the three-month periods ended March 31, 2013 and 2012, respectively. Accretion of the original discount related to the 2019 Notes totaled $67 and $66 for the three-month periods ended March 31, 2013 and 2012, respectively. These charges are included within “Net interest expense” in the consolidated statements of income.

The 2019 Notes are redeemable at the option of the Company at any time at the applicable redemption prices set forth in the indenture governing the 2019 Notes. The 2019 Notes are fully and unconditionally guaranteed on a senior unsecured basis by the majority of the Company’s subsidiaries. The 2019 Notes rank equally with all of the Company’s unsecured and unsubordinated indebtedness and are effectively junior to all secured indebtedness of the Company. The indenture governing the 2019 Notes imposes certain restrictions on the Company and its subsidiaries, including some restrictions on their ability, with certain permitted exceptions, to: incur additional indebtedness, pay dividends or redeem, repurchase or retire the Company’s capital stock, make investments, create liens, create limitations on the ability of the Company’s subsidiaries to pay dividends, make loans or transfer property to the Company, engage in transactions with affiliates, sell assets including the capital stock of the subsidiaries, and consolidate merge or transfer assets.

The 2019 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

2016 Notes

On July 13, 2011 the Company issued R$400 million of Brazilian-real notes due 2016 in a private placement (the “Brazilian notes” or “2016 Notes”). In addition, on April 24, 2012, the Company issued an additional R$275 million aggregate principal amount of the 2016 Notes at a price of 102.529%.

The 2016 Notes bear interest of 10.25% per year, payable semi-annually beginning on January 13, 2012. The 2016 Notes mature on July 13, 2016 and are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries.

Interest expense related to the 2016 Notes was $8,453 and $5,801 for the three-month periods ended March 31, 2013 and 2012, respectively. Amortization of deferred financing costs related to the 2016 Notes amounted to $192 and $137 for the three-month periods ended March 31, 2013 and 2012, respectively. These charges are included within “Net interest expense” in the consolidated statements of income.

The 2016 Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The 2016 Notes and guarantees (i) are senior secured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the 2016 Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2016 Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2016 Notes to be due and payable immediately.

The 2016 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

6.	Derivative instruments

Derivatives not designated as hedging instruments

Bond swaps

On December 10, 2009, the Company decided to hedge 44% of the Company’s currency exposure from the 2019 Notes coupon payments related to the Company’s generation of cash flows in Brazilian reais. Therefore in December 2009 ADBV entered into two coupon-only cross-currency interest rate swap agreements (bond swaps) with JP Morgan and Morgan Stanley to convert a portion of the coupons of the 2019 Notes denominated in US dollars ($200 million at a fixed rate of 7.50%) to Brazilian reais (at a fixed rate of 9.08% and an exchange rate of 1.76 Brazilian reais per US dollar).

These swap agreements did not qualify for hedge accounting under ASC Topic 815. Therefore, the agreements were carried at fair market value in the consolidated balance sheets with changes reported in earnings. At December 31, 2011, the fair market value of the swap agreements outstanding totaled $2,583 payable. On April 24, 2012 the Company settled these derivatives before their maturity. During the three-month period ended March 31, 2012, the Company recognized a net loss of $1,751 in connection with these agreements that is included within “Gain (loss) from derivative instruments” in the Company’s consolidated statements of income.

Total equity return swap

The Company is exposed to stock price risk related to ADBV Long-Term Incentive Plan as the underlying liability is tied to the Company’s stock price. As the Company’s stock price changes, such liability is adjusted and the impact is recorded in the Company’s consolidated statement of income within “General and administrative expenses”.

On August 13, 2012 the Company entered into a total equity return swap agreement with Goldman Sachs International in order to minimize earnings volatility related to ADBV Long-Term Incentive Plan. Under the agreement effective as from August 20, 2012, the Company receives (pays) the appreciation (depreciation), plus any dividends, on a notional number of 2,272,551 Class A shares over a reference price of approximately $13.77 per share. The Company in turn pays interests at 3-month LIBOR plus 330 basis points over a notional amount of $31,290. The agreement will mature no later than September 2013. Additionally, subject to certain limitations, the Company may, prior to maturity of the agreement, reduce the notional number of Class A shares underlying the total equity return swap transaction up to 1,000,000 shares for each quarterly widow period. The counterparty can terminate the swap agreement if (i) the average of the Company’s stock price for any three consecutive exchange business days is less than $7.57; or (ii) on any day, there is a decline of 10% or more in the price with respect to the closing price of the preceding business day and the price per share at such time is less than 8.95. At March 31, 2013 the Company had reduced the notional number of class A shares underlying the total equity return swap transaction by 92,599 shares (equivalent to a notional amount of $1,275). See Note 14 for details of additional reductions occurred after period-end.

The Company has not designated the swap as a hedge under ASC Topic 815. Rather, the Company marks the swap to market and records the impact of the equity portion in “General and administrative expenses” in the Company’s consolidated statement of income. As a result, the adjustments to the value of the swap tend to offset the adjustments to the carrying value of ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, and there is no significant impact on the Company’s consolidated statement of income. The interest portion is recorded within “Net interest expense” in the Company’s consolidated statement of income.

At March 31, 2013 the fair market value of total equity return swap amounted to $978 payable ($3,952 payable at December 31, 2012). During the three-month period ended March 31, 2013, the Company recorded a gain of $2,839 within “General and administrative expenses” and a loss of $150 within “Net interest expense” in connection with this agreement. In addition, during the three-month period ended March 31, 2013 the Company paid interests amounting to $285 in connection with this agreement.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Derivatives designated as hedging instruments

Forward contracts

In November 2011, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Peru. Pursuant to the agreements, the Company purchased a total amount of $3,600 at a weighted-average forward rate of 2.76 Peruvian soles per US dollar.

In January and February 2012, the Company entered into various forward contracts maturing in 2012 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia and Chile. Pursuant to the agreements, the Company purchased a total amount of $8,226 at an average forward rate of 1,855.8 Colombian pesos per US dollar, and a total amount of $11,435 at an average forward rate of 507.3 Chilean pesos per US dollar, respectively.

In January and February 2013, the Company entered into various forward contracts maturing in 2013 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Colombia, Chile, Peru and Uruguay. Pursuant to the agreements, the Company will purchase a total amount of $2,908 at an average forward rate of 1,805.25 Colombian pesos per US dollar, a total amount of $6,800 at an average forward rate of 486.27 Chilean pesos per US dollar, a total amount of $1,925 at an average forward rate of 2.56 Peruvian soles per US dollar and a total amount of $6,000 at an average forward rate of 20.07 Uruguayan pesos, respectively.

The Company has designated cash flow hedges that encompass the variability of functional-currency-equivalent cash flows attributable to foreign exchange risks related to the settlement of the foreign-currency-denominated payables resulting from the forecasted purchases (hedges over 60%, 49% and 77% of the purchases in Peru, Colombia and Chile, respectively, for 2012; hedges over 70% of the forecasted purchases in Colombia between February and June 2013, 57% of the forecasted purchases in Chile between April and December 2013, 50% of the forecasted purchases in Peru between February and December 2013 and 49% of the forecasted purchases in Uruguay between March and December 2013). The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). The forward contracts are carried at their fair market value in the consolidated balance sheets, with changes reported within the “Accumulated other comprehensive loss” component of shareholders’ equity. As of March 31, 2013, the fair market value of the outstanding derivatives represented a $235 net payable ($nil at December 31, 2012). The Company made net collections totaling $9 and net payments totaling $248 as a result of the net settlements of these derivatives during the three-month periods ended March 31, 2013 and 2012, respectively. In addition, the Company recorded unrealized net losses amounting to $226 and $622 within the “Accumulated other comprehensive loss” component of shareholders’ equity during the three-month periods ended March 31, 2013 and 2012, respectively.

Cross-currency interest rate swap

On April 24, 2012, the Company entered into a cross-currency swap agreement with Bank of America to hedge the cash flows of a portion of the 2016 Notes issued. Pursuant to this agreement, the Company receives interests at a fixed rate of 10.25% over a notional amount of 70 million of Brazilian Reais and pays interests at a fixed rate of 4.90% over a notional amount of $37,433. This agreement matures on July 13, 2016 with exchange of principal.

The Company has designated the cross-currency interest rate swap as a cash flow hedge in accordance with ASC Topic 815. Therefore, the agreement is carried at its fair market value in the consolidated balance sheet, with changes reported within the “Accumulated other comprehensive loss” component of shareholders´ equity. The Company reclassifies the effective portion of the hedge into income as adjustments to foreign exchange results and net interest expense.

At March 31, 2013, the fair market value of the swap agreement totaled $4,089 payable ($3,666 payable at December 31, 2012). During the three-month period ended March 31, 2013, the Company recorded a net unrealized gain of $417 within “Accumulated other comprehensive loss”, of which $922 were reclassified from “Accumulated other comprehensive loss” into income as a result of the hedge relationship. The Company collected $840 of net interest from the counterparty during the three-month period ended March 31, 2013.

6.	Derivative instruments (continued)

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of March 31, 2013 and December 31, 2012:

	Asset (Liability) Derivatives
		Fair Value
Type of Derivative	Balance Sheets Location	As of March 31, 2013 (Unaudited)	As of December 31, 2012
Derivatives designated as hedging instruments under ASC Topic 815 Derivatives and Hedging
Forward contracts	Accrued payroll and other liabilities	$(235)	$-
Cross-currency interest rate swap (i)	Derivative instruments	(4,089)	(3,666)
		(4,324)	(3,666)
Derivatives not designated as hedging instruments under ASC Topic 815 Derivatives and Hedging

Total equity return swap (ii)	Derivative instruments	$(978)	$(3,952)
		(978)	(3,952)
Total derivative instruments		$(5,302)	$(7,618)

(i)	Disclosed in the consolidated balance sheet as follows: $1,601 as a current asset and $5,690 as a non-current liability.

(ii)	Disclosed in the consolidated balance sheet as a current liability.

The following tables present the pretax amounts affecting income and other comprehensive income for the three-month period ended March 31, 2013 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)(i)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	(226)	(9)	$ -
Cross-currency interest rate swap	417	(922)	-
Total	191	(931)	$ -

(i)
The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net gain recognized in income related to the cross-currency interest rate swap is disclosed in the consolidated income statement as follows: a gain of $505 as an adjustment to foreign exchange results and a gain of $417 as an adjustment to net interest expense.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Additional disclosures (continued)

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments
Total equity return swap (i)	2,689
Others (ii)	231
Total	2,920

(i)	A $2,839 gain is recorded within “General and administrative expenses” and a $150 loss within “Net interest expense” in the Company’s consolidated statement of income.
(ii)	These results are recorded within “Loss from derivative instruments” in the Company’s consolidated statement of income.

The following tables present the pretax amounts affecting income and other comprehensive income for the three-month period ended March 31, 2012 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Forward contracts	(622)	248	$ -
Total	(622)	248	$ -

The loss recognized in income was recorded as an adjustment to food and paper.

Derivatives Not Designated as Hedging Instruments	Gain (Loss) Recognized in Income on Derivative instruments-
Bond swaps	(1,751)
Others	588
Total	(1,163)

7.	Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, in fiscal years 2008, 2009 and 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. The awards vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The exercise right is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the fifth anniversary of the date of grant. Exercisable outstanding awards at the date of termination will be automatically settled by the Company.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement.

The following variables and assumptions have been used by the Company for purposes of measuring its liability awards at March 31, 2013 and December 31, 2012:

	At March 31, 2013 (unaudited)	At December 31, 2012

Current price (i)	13.20	11.96
Weighted-average base value of outstanding units	6.47	6.22
Expected volatility (ii)	32.0%	37.3%
Dividend yield	1.81%	2.0%
Risk-free interest rate	0.25%	0.4%
Expected term	last vesting date	last vesting date

(i)	Equal to the quoted market price per share at period-end.
(ii)	Based on implied volatility of the Company’s class A shares.

The following table provides a summary of the plan at March 31, 2013:

	Vested (i)	Non-vested (ii)	Total

Number of units outstanding	887,338	630,790	1,518,128
Weighted-average fair market value per unit	6.41	6.77	6.56
Total fair value of the plan	5,685	4,272	9,957
Weighted-average accumulated percentage of service	100.00	71.04	87.58
Accrued liability (iii)	5,685	3,035	8,720
Compensation expense not yet recognized (iv)	-	1,237	1,237

(i)	Related to exercisable awards.
(ii)	Related to awards that will vest between fiscal years 2013 and 2015.
(iii)
The total accrued liability of $8,720 related to outstanding units is disclosed within “Accrued payroll and other liabilities” in the Company’s balance sheet as follows: $7,213 as a current liability and $1,507 as a non-current liability.

(iv)	Expected to be recognized in a weighted-average period of 1.8 years.

During the three-month period ended March 31, 2013, 604,296 units were exercised and 6,797 units were forfeited. The Company made payments totaling $1,830 in connection with these exercises, maintaining a current payable of $3,757 as of March 31, 2013 (including $907 related to exercises of fiscal year 2012).

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

ADBV Long-Term Incentive Plan (continued)

As discussed in Note 7, on August 13, 2012, the Company has entered into a total equity return swap agreement to minimize earnings volatility related to these awards. The Company has not designated the swap as a hedge. Rather, the Company marks the swap to market and records the impact of the equity portion in “General and administrative expenses” in the Company’s consolidated statement of income. The adjustments to the value of the swap tend to offset the adjustments to the carrying value of the Company’s Long-Term Incentive Plan liability derived from changes in the Company’s stock price, which are also recorded in “General and administrative expenses”. As a result, there is no significant impact on the Company’s consolidated statement of income as from the effective date of the agreement.

Not including the impact of the total equity return swap agreement, compensation expense (benefit) for the three-month periods ended March 31, 2013 and 2012 amounted to $2,496 and $(4,143), respectively. See Note 6 for a discussion of the impact of the equity return swap agreement on the Company’s consolidated statement of income. The Company recognized $(560), and $921 of related income tax (benefit) expense during the three-month periods ended March 31, 2013 and 2012, respectively.

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan is being used to rewards certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

On April 14, 2011, the Company made the following grants of awards under the 2011 Plan:

- The Company granted to certain of its executive officers and other employees 231,455 restricted share units and 833,388 stock options for 2011. Both types of awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries.

- The Company granted to certain of its executive officers and other employees 782,137 restricted share units and 1,046,459 stock options as special awards in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date. For both grants, each stock option represents the right to acquire a Class A share at a strike price of $21.20 (the closing price on the date of grant), while each restricted share unit represents the right to receive a Class A share, when vested.

On May 10, 2012, the Company made the grant of awards corresponding to fiscal year 2012 under the 2011 Plan. The Company granted to certain of its executive officers and other employees 211,169 restricted share units and 584,587 stock options. Both types of awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. Each stock option granted represents the right to acquire a Class A share at a strike price of $14.35 (the closing price on the date of grant), while each restricted share unit represents the right to receive a Class A share when vested.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

2011 Equity Incentive Plan (continued)

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted stock units is based on the quoted market price of the Company’s class A shares at the grant date. The resulting value of stock options and restricted stock units granted was $3,051 and $3,030, respectively, during the fiscal year 2012 and $10,435 and $21,488, respectively, during the fiscal year 2011. The Company recognized stock-based compensation expense in the amount of $3,364 and $2,860 during the three-month periods ended March 31, 2013 and 2012, respectively, of which $1,966 and $1,988 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income. As of March 31, 2013, the remaining unrecognized compensation expense amounted to $13,537, which will be amortized over the remaining requisite service period (weighted-average of 2.9 years). The Company recognized $723 and $589 of related income tax benefits during the three-month periods ended March 31, 2013 and 2012, respectively.

The Company expects to issue 338,014 class A shares during the second quarter of 2013 in connection with the partial vesting of outstanding restricted shares units granted under the 2011 Plan.

8.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants substantially consistent with market;
(ii)
to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened; for the three-year period commenced on January 1, 2011 the Company must reinvest an aggregate of at least $60 million per year; and open no less than 250 new restaurants;

(iii)	to commit to funding a specified Strategic Marketing Plan; and
(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located.

The Company has obtained a temporary royalty waiver from McDonald’s Corporation for its operations in Venezuela of $5 million for the full year 2013. See Note 14 for additional support negotiated after period-end.

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letter of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies (continued)

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At March 31, 2013 the Company maintains a provision for contingencies amounting to $ 27,637 ($27,818 at December 31, 2012), which is disclosed net of judicial deposits amounting to $7,480 ($7,219 at December 31, 2012) that the Company was required to make in connection with the proceedings. As of March 31, 2013, the net amount of $ 20,157 is disclosed as follows: $ 103 as a current liability and $ 20,054 as a non-current liability. Breakdown of the provision for contingencies is as follows:

	As of March 31, 2013 (Unaudited)	As of December 31, 2012
Tax contingencies in Brazil (i)	4,073	$4,011
Labor contingencies in Brazil (ii)	14,469	14,256
Other	9,095	9,551
Subtotal	27,637	27,818
Judicial deposits	(7,480)	(7,219)
Provision for contingencies	20,157	$20,599

(i)	Tax contingencies in Brazil. It mainly relates to tax on bank account transactions (CPMF), abolished in 2007.

(ii)	Labor contingencies in Brazil. It primarily relates to dismissals in the normal course of business.

In January 2007, several Puerto Rican franchisees filed a lawsuit against McDonald’s Corporation and certain subsidiaries which the Company purchased during the acquisition of the LatAm business. The lawsuit originally sought declaratory judgment and damages in the amount of $11 million plus plaintiffs' attorney fees. In January 2008, the plaintiffs filed an amended complaint that increased the amount of damages sought to $66.7 million plus plaintiffs’ attorney fees. The complaint, as amended, requests that the court declare that the plaintiffs’ respective franchise agreements and contractual relationships with McDonald’s Corporation, which agreements and relationships were assigned or otherwise transferred to the Company as part of the Acquisition of the LatAm business, are governed by the Dealers’ Act of Puerto Rico, or “Law 75”, a Puerto Rican law that limits the grounds under which a principal may refuse to renew or terminate a distribution contract. The complaint also seeks preliminary and permanent injunctions to restrict the Company from declining to renew the plaintiffs’ agreements except for just cause, and to prohibit the Company from opening restaurants or kiosks within a three-mile radius of a franchisee’s restaurant. In September 2008, the Company filed a counter-suit requesting the termination of the franchise agreements with these franchisees due to several material breaches. On December 23, 2010, the commissioner assigned by the Court of First Instance to this case issued a resolution holding that Law 75 applies to the parties’ commercial relationship. On July 20, 2011, the Court of First Instance adopted the Commissioner´s determination with respect to the application of Law 75. This determination is an interlocutory determination that defines the legislation applicable to the franchisee rights and obligations. Law 75 will be the applicable law during the trial process. After the trial conclusion, the Company can still reiterate in appeal the position that Law 75 does not apply to the franchised agreements. The franchisees will still need to demonstrate and prove that the franchisor has breached their respective contracts. Therefore, no provision has been recorded regarding this lawsuit because the Company believes that a final negative resolution has a low probability of occurrence. Both parties have concluded discovery and the Pretrial Hearing was held on August 30, 2012. This case trial commenced on September 10, 2012 and has been scheduled for several dates during 2012 and 2013. The Company does not anticipate that the trial hearings will conclude in the first semester of 2013.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisee lawsuit.

At March 31, 2013, the non-current portion of the provision for contingencies includes $5,791 related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC Topic 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC Topic 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which as from January 1, 2013 are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those described in Note 3.

In January 2013, the Company made certain organizational changes in the structure of its geographical divisions in order to balance their relative weight. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela become part of the Caribbean division with headquarters located in Colombia. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new structure of its geographical divisions.

The following table presents information about profit or loss and assets for each reportable segment:

	For the three-month periods ended March 31,
	2013 (Unaudited)	2012 (Unaudited)
Revenues:
Brazil	$460,922	$449,969
Caribbean division	191,460	176,198
NOLAD	98,014	89,443
SLAD	226,514	205,988
Total revenues	$976,910	$921,598

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the three-month periods ended March 31,
	2013 (Unaudited)	2012 (Unaudited)
Adjusted EBITDA:
Brazil	$55,104	$62,310
Caribbean division	12,222	13,037
NOLAD	4,721	3,069
SLAD	20,405	20,414
Total reportable segments	92,452	98,830
Corporate and others (i)	(23,759)	(20,750)
Total adjusted EBITDA	$68,693	$78,080

Adjusted EBITDA reconciliation:

Total adjusted EBITDA	$68,693	$78,080

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(29,121)	(20,129)
Gains from sale of property and equipment	173	206
Write-offs of property and equipment	(562)	(953)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	(1,966)	(1,988)
Operating income	37,217	55,216

Plus (Less):
Net interest expense	(14,965)	(11,979)
Gain (Loss) from derivative instruments	231	(1,163)
Foreign currency exchange results	(22,912)	(3,887)
Other non-operating expenses, net	(316)	(553)
Income tax expense	(5,852)	(12,146)
Net income attributable to non-controlling interests	(5)	(93)
Net (loss) income attributable to Arcos Dorados Holdings Inc.	$(6,602)	$25,395

Depreciation and amortization:
Brazil	$15,805	$11,284
Caribbean division	6,671	5,707
NOLAD	7,172	6,625
SLAD	5,819	4,525
Total reportable segments	35,467	28,141
Corporate and others (i)	2,075	1,696
Purchase price allocation (ii)	(8,421)	(9,708)
Total depreciation and amortization	$29,121	$20,129

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information (continued)

	For the three-month periods ended March 31,
	2013 (Unaudited)	2012 (Unaudited)
Property and equipment expenditures:
Brazil	$13,970	$20,112
Caribbean division	8,733	7,193
NOLAD	1,990	4,412
SLAD	11,723	8,270
Total reportable segments	36,416	39,987
Others	551	566
Total property and equipment expenditures	$36,967	$40,553

	As of
	March 31, 2013 (Unaudited)	December 31, 2012
Total assets:
Brazil	$934,026	$921,003
Caribbean division	566,862	588,166
NOLAD	427,937	419,545
SLAD	345,250	343,727
Total reportable segments	2,274,075	2,272,441
Corporate and others (i)	79,210	109,636
Purchase price allocation (ii)	(330,802)	(332,914)
Total assets	$2,022,483	$2,049,163

(i) Primarily relates to corporate general and administrative expenses and assets. Corporate general and administrative expenses consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets primarily include corporate cash and cash equivalents and guarantee deposits.

(ii) Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $1,192,180 and $1,176,350 at March 31, 2013 and December 31, 2012, respectively. All of the Company’s long-lived assets are related to foreign operations.

10.	Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 class A shares and 80,000,000 class B shares of no par value each.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity (continued)

Issued and outstanding capital

At December 31, 2012 and March 31, 2013, the Company had 209,529,412 shares issued and outstanding with no par value, consisting of 129,529,412 class A shares and 80,000,000 class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due. In addition, the 2019 Notes impose certain restrictions on the distribution of dividends as described in Note 5.

On March 22, 2013, the Company declared a dividend distribution to its shareholders amounting to $50,036, with respect to its results of operations for the fiscal year 2012, which will be paid in four equal installments of $12,509 each on April 5, 2013; July 5, 2013; October 4, 2013 and January 3, 2014.

Accumulated Other Comprehensive Income

The following table sets forth information with respect to the components of “Accumulated other comprehensive income (loss)” as of March 31, 2013 and their related activity during the three-month period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Unrecognized prior service cost of post-employment benefits	Total Accumulated other comprehensive income (loss)
Balance at December 31, 2012	(156,467)	(1,141)	(1,213)	(158,821)
Other comprehensive income before reclassifications	7,783	191	-	7,974
Amounts reclassified from accumulated other comprehensive income (i)	-	(931)	67	(864)
Net current-period other comprehensive income	7,783	(740)	67	7,110
Balance at March 31, 2013	(148,684)	(1,881)	(1,146)	(151,711)

(i) The net amount reclassified from Other comprehensive income related to cash flow hedges amounting to a $931 gain is disclosed in the Consolidated Statement of Income as follows: $9 within “Food and paper”; $505 within “Foreign currency exchange results” and $417 within “Net interest expense”. The net amount reclassified from Other comprehensive income related to post-employment benefits amounting to a $67 loss is disclosed in the Consolidated Statement of Income as follows: $70 within “Payroll and employee benefits”; $15 within “General and administrative expense”; $16 within “Other operating expense, net” and a $34 gain in “Income tax expense”.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted stock units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the three-month periods ended March 31,
	2013 (Unaudited)	2012 (Unaudited)
Net (loss) income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$(6,602)	$25,395
Weighted-average number of common shares outstanding - Basic	209,529,412	209,529,412
Incremental shares from assumed exercise of stock options (a)	-	-
Incremental shares from vesting of restricted stock units (b)	-	265,811
Weighted-average number of common shares outstanding - Diluted	209,529,412	209,795,223

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$(0.03)	$0.12
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$(0.03)	$0.12

(a)  Options to purchase 1,879,847 shares of common stock at $21.20 per share were outstanding during the three-month periods ended March 31, 2013 and 2012; options to purchase 584,587 shares of common stock at $14.35 per share were outstanding during the three-month period ended March 31, 2013. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

 (b) No incremental shares from vesting of restricted stock units were included in the computation of diluted earnings per common shares for the three-month period ended March 31, 2013, because the Company has reported a loss and the inclusion would have been anti-dilutive.

12.	Related party transactions

As discussed in Note 8, as security for the performance of the Company’s obligations under the MFAs, the Company maintains irrevocable standby letters of credit in favor of McDonald’s Corporation in an amount of $80 million, of which one in an amount of $65 million was issued by Credit Suisse acting as issuing bank. Credit Suisse owns 49% of the general partner and is a limited partner of DLJ South American Partners, which was a shareholder of the Company. The Company believes that the terms of the transaction are consistent with those that could have been obtained in a comparable arm’s-length transaction with an unrelated party.

On March 14, 2011, effective as of March 16, 2011, the Company’s Board of Directors approved the split-off of certain subsidiaries of the Company that operate the distribution centers in Argentina, Chile, Colombia, Mexico and Venezuela (the “Axis Business”). As a result, the Axis Business is no longer consolidated, representing a related party under common control. The Company has entered into a master commercial agreement with Axis on arm´s length terms pursuant to which Axis provides the Company distribution services in Argentina, Chile, Colombia, Mexico and Venezuela. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axis Distribution B.V., a holding company of the Axis Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, maturing on November 7, 2016. As of March 31, 2013 Axis Distribution B.V. had borrowed $8,000 from the Company in connection with this revolving loan agreement. The related receivable is included within “Miscellaneous” in the Company’s consolidated balance sheet.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Related party transactions (continued)

The following table summarizes the outstanding balances with the Axis Business as of March 31, 2013 and December 31, 2012:

	As of
	March 31, 2013 (Unaudited)	December 31, 2012

Accounts and notes receivables	$2,059	$1,999
Other receivables	78,756	73,664
Miscellaneous	8,206	7,081
Accounts payable	6,220	5,514

The following table summarizes the transactions between the Company and the Axis Business for the three-month periods ended March 31, 2013 and 2012:

	Period ended March 31,
	2013 (Unaudited)	2012 (Unaudited)

Food and paper (i)	$75,960	$93,835
Occupancy and other operating expenses	1,713	2,538

(i)
Includes $11,701 of logistics service fees and $64,259 of suppliers purchases managed through Axis for the three-month period ended March 31, 2013; and, $9,156 and $84,679, respectively, for the three-month period ended March 31, 2012.

In addition, at March 31, 2013 the Company maintained guarantee deposits for the benefit of certain of Axis´ suppliers in the amount of $913 consisting of payments made to these suppliers as collateral for the outstanding obligations of Axis to these suppliers. In the event that Axis does not pay a supplier by the date set forth in the relevant agreement, the guarantee deposit will be released to the supplier and the Company will have the right to seek reimbursement from Axis of the amount released. Neither fees nor interest is charged under this agreement with Axis.

As of March 31, 2013 the Company had notes receivable, other receivables and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $4,043, $1,399 and $1,653, respectively.

13.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to these funds remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access to the official exchange rate to pay royalties nor dividends.

In June, 2010, the Central Bank had introduced a newly regulated foreign currency exchange system (SITME), pursuant to which companies could acquired, with certain limits, U.S. dollars at an exchange rate of 5.30 Venezuelan Bolívares Fuertes per U.S. dollar. As the Company had access to this system since it was implemented, the Company used such regulated rate to remeasure transactions and balances denominated in local currency.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the three-month periods ended March 31, 2013 and 2012 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Venezuelan operations (continued)

On February 8, 2013, the Venezuelan government announced the devaluation of its currency, the Bolívares Fuertes, from the preexisting official exchange rate of 4.30 Venezuelan Bolívares Fuertes per U.S. dollar to 6.30 Venezuelan Bolívares Fuertes per U.S. dollar. The previously available regulated foreign currency exchange system (SITME) with an executed rate of 5.30 Venezuelan Bolívares Fuertes per U.S. dollar used by the Company to remeasure transactions and balances denominated in local currency was eliminated. As a result of this devaluation the Company concluded that the new official exchange rate of 6.30 Venezuelan Bolívares Fuertes per U.S. dollar is the rate applicable for remeasurement purposes. During the three-month period ended March 31, 2013, the Company recognized a foreign currency exchange loss of $15,379 as a result of this devaluation.

Revenues and operating income of the Venezuelan operations were $91,451 and $7,766, respectively, for the three-month period ended March 31, 2013 and $78,688 and $9,782, respectively, for the three-month period ended March 31, 2012.

During the three-month periods ended March 31, 2013 and 2012, the Company performed through its subsidiaries Arcos Dorados BV and Latam LLC several transactions in promissory notes amounting to Bolivares Fuertes 41.0 million and 85.6 million, respectively, pursuant to which it acquired $1,955 and $9,575, respectively. As a result of these transactions, the Company recognized foreign currency exchange losses amounting to $4,553 and $6,582 during the three-month periods ended March 31, 2013 and 2012, respectively.

14.	Subsequent events

On April 1, 2013 the Company paid interests on 2019 Notes amounting to $11,573.

On April 2, 2013 the Company borrowed $21,000 from Bank of America, N.A. in connection with the revolving credit facility discussed in Note 4.

On April 5, 2013 the Company paid the first cash dividend installment disclosed in Note 10 amounting to $12,509.

During April 2013, the Company reduced the notional number of class A shares underlying the total equity return swap transaction described in Note 6 by 750,000 shares (equivalent to a notional amount of $10,327). The Company paid $915 as settlement of these share reductions (including interests and fees).

In April 2013, the Company negotiated additional support from McDonald’s Corporation, resulting in an increase in the temporary royalty waiver for fiscal year 2013 from $5,000 to $8,000. The first quarter results do not reflect such an increase, which will be recorded in the second quarter on an accumulated pro-rata basis.